Mail Stop 3561

								            September 23,
2005

Mr. James D. Constantine
Chief Financial Officer
Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville IL 60563-2371

		RE:	Factory Card & Party Outlet Corp.
			Form 10-K for Fiscal Year Ended January 29, 2005
			Filed April 26, 2005
Forms 10-Q for Fiscal Quarters Ended April 30 and July 30, 2005
			File No. 0-21859

Dear Mr. Constantine:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for Fiscal Year Ended January 29, 2005

Management`s Discussion and Analysis of Financial Condition...,
page
8

Contractual Obligations, page 16

1. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

2. We note that store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses. Please include a note to the table to specify that the operating lease obligations figure does not include these amounts, if material. Provide a context for the reader to understand the impact of these charges on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page F-4

3. Please revise so as not to present a separate line item outside of cost of sales for your inventory write-downs. Your presentation of cost of sales, excluding such inventory write-downs, represents the presentation of a non-GAAP measure, the inclusion of which is prohibited by Item 10(e)(1)(ii)(c) in the financial statements. Please also similarly revise your Selected Financial Data and Management`s Discussion and Analysis to avoid presenting your inventory write-downs as a separate line item outside of cost of sales, or otherwise tell us how you plan to comply with Item 10(e) of
Regulation S-K with respect to your continued use of such non-GAAP measures outside the body of the financial statements. For additional guidance, see also our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our web site at www.sec.gov.

General

4. We note that you sell several types of products based on your discussion of products in Item 1. Business. Please revise to provide the revenue by product group disclosures required by paragraph 37 of SFAS 131. In particular, we assume this would require revenue disclosures for each period presented for the following:
* Party supplies
* Greeting cards
* Giftwrap
* Balloons
* Other special occasion merchandise
If you believe that other product categories are more appropriate, please advise.

Note 3. Summary of Significant Accounting Policies, page F-8

Cooperative Advertising, Markdown Reimbursements and Placement
Fees,
page F-11

5. Please disclose the amount of cooperative advertising payments received in each period presented. Also clarify your disclosure regarding your accounting for and classification of placement fees.
Please also revise your MD&A to discuss any material changes in the amount of vendor consideration (including purchase volume rebates, cooperative advertising, markdown reimbursements, etc.) received each period.

Note 7. Lease Commitments, page F-15

6. Please revise to separately disclose the amount of contingent rentals paid during each period presented. See paragraph 16.c. of SFAS 13.

Exhibit 31 - Certifications

7. Please eliminate reference to the Chief Executive Officer and Chief Financial Officer`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31)
of Regulation S-K. Please also similarly revise your Forms 10-Q for the quarterly periods ended April 30, 2005 and July 30, 2005.

Form 10-Q for Fiscal Quarter Ended July 30, 2005

Condensed Consolidated Financial Statements

8. Please tell us and disclose your revenue recognition policy for your new greeting card arrangement with Paramount Cards Inc., including whether revenues under this arrangement are recorded on a gross or net basis pursuant to EITF 99-19. Also tell us in detail and disclose the key terms of the arrangement that support your accounting. Refer for additional guidance to SAB Topic 13.A.5.





	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
??

??

??

??

Mr. James D. Constantine
Factory Card & Party Outlet Corp.
September 23, 2005
Page 1